UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-35458

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Great Wolf Resorts, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

525 Junction Road, Suite 6000 South, Madison, Wisconsin 53717

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 4, 2012, Great Wolf Resorts, Inc. (the “Company”) merged with K-9 Acquisition, Inc., a Delaware corporation, with the Company continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (the “Merger).

As a result of the Merger, the Company’s financial results are subject to purchase accounting adjustments including, without limitation, the accounting treatment of the Company’s deferred taxes. Although the Company has devoted substantial time and effort to incorporate the purchase accounting adjustments into the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 (the “Form 10-Q”), the Company has not completed its purchase accounting and has determined that it is unable to file the Form 10-Q by the prescribed due date without unreasonable effort or expense. In addition, as part of this process, the Company has identified an error in its previously issued predecessor financial statements related to valuation allowances on its deferred taxes. The Company is still in the process of assessing this error and its implications on previously filed financial statements. However, the Company does not expect the adjustments that correct such error to affect its revenues, net operating income, cash flows, cash balances, EBITDA or Adjusted EBITDA as previously disclosed in its periodic reports filed with the Securities and Exchange Commission (the “SEC”). The Company intends to file the Form 10-Q with the SEC as promptly as practicable. The Company is not presently aware of any circumstances that would prevent it from filing the Form 10-Q on or before the fifth calendar day following the prescribed due date in compliance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: James A. Calder, Chief Financial Officer, (608) 662-4700.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to finalizing details associated with the delay described in Part III above, the Company anticipates that the Quarterly Report will reflect changes in results of operations for the three months ended June 30, 2012 as set forth in the table below. Note that the results of operations for the three months ended June 30, 2012 were significantly impacted by the effect of Merger-related and other non-recurring expenses.

	Three months ended June 30,
	Successor/ Predecessor 2012	Predecessor 2011	Increase / (Decrease)
Revenues	$79,167	$75,725	$3,442
Operating expenses:
Departmental operating expenses	26,664	25,010	1,654
Selling, general and administrative	32,134	16,924	15,210
Depreciation and amortization	12,229	13,315	(1,086)
Loss on disposition of assets	47	1,038	(991)
Net operating (loss) income	(6,251)	4,894	(11,145)
Interest expense, net of interest income	10,563	12,057	1,494

Subject to finalizing details associated with the delay described in Part III above, the Company anticipates that the Quarterly Report will reflect changes in results of operations for the six months ended June 30, 2012 as set forth in the table below. Note that the results of operations for the six months ended June 30, 2012 were significantly impacted by the effect of Merger-related and other non-recurring expenses.

	Six months ended June 30,
	Successor/ Predecessor 2012	Predecessor 2011	Increase / (Decrease)
Revenues	$155,956	$147,610	$8,346
Operating expenses:
Departmental operating expenses	52,790	48,934	3,856
Selling, general and administrative	54,713	33,905	20,808
Depreciation and amortization	24,248	26,563	(2,315)
Loss on disposition of assets	47	1,038	(991)
Net operating (loss) income	(3,764)	8,641	(12,405)
Interest expense, net of interest income	22,162	24,099	(1,937)

Forward-Looking Statements

This notification contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and is subject to the safe harbor created by the Private Securities Litigation Act of 1995. All statements, other than statements of historical facts, including, among others, statements regarding our future financial results or position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding our intent, belief or current expectations and those of the members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “might,” “will,” “could,” “plan,” “objective,” “predict,” “project,” “potential,” “continue,” “ongoing,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, competition in our market, changes in family vacation patterns and consumer spending habits, regional or national economic downturns or other economic disruptions, our ability to attract a significant number of guests from our target markets, economic conditions in our target markets, the impact of fuel costs and other operating costs, our ability to develop new resorts in desirable markets or further develop existing resorts on a timely and cost efficient basis, our ability to manage growth, including the expansion of our infrastructure and systems necessary to support growth, our ability to manage cash and obtain additional cash required for growth, the general tightening in the U.S. lending markets, potential accidents or injuries at our resorts, decreases in travel due to pandemic or other widespread illness, our ability to achieve or sustain profitability, downturns in our industry segment and extreme weather conditions, reductions in the availability of credit to indoor waterpark resorts generally or to us and our subsidiaries, increases in operating costs and other expense items and costs, uninsured losses or losses in excess of our insurance coverage, our ability to protect our intellectual property, trade secrets and the value of our brands, and current and possible future legal restrictions and requirements. Further descriptions of these risks, uncertainties, and other matters can be found in our annual report and other reports filed from time to time with the SEC, including but not limited to our Annual Report on Form 10-K for the year ended December 31, 2011. We caution that the foregoing list of important factors is not complete, and we assume no obligation to update any forward-looking statement that we may make.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

Great Wolf Resorts, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2012	Great Wolf Resorts, Inc.

		By:	/s/ James A. Calder
James A. Calder Chief Financial Officer